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January 6, 2015

VIA COURIER AND EDGAR

Re:	Patriot National, Inc.

Registration Statement on Form S-1

Filed December 16, 2014

Registration No. 333-200972

Jeffrey P. Riedler

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Patriot National, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) relating to the initial public offering of shares of its common stock, marked to show changes from the Registration Statement filed on December 16, 2014. The Company has revised the Registration Statement to reflect general updates and certain other changes.

In addition, we are providing the following response to the Staff’s comment letter dated December 23, 2014 relating to the Registration Statement. To assist your review, we have retyped the text of the Staff’s comment in italics below. Page references in the text of this letter correspond to the pages of the Registration Statement. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The response and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	January 6, 2015

Note 12. Subsequent Events

Merger of Six Points Ventures 2, Inc. With and Into Patriot Care, Inc. and the Acquisition of PCM, page F-30

1.	We acknowledge your response to comment 5. Please confirm our understanding that:

•	MCMC Holdings LLC did not pay you cash to redeem the MCMC Units; and

•	In lieu of a cash payment to you to redeem the MCMC Units you paid less cash for the acquisition of MCRS Holdings, Inc.

Otherwise, please tell us why it is appropriate to record the $12.4 million component associated with the value of the MCMC PPO Business of your investment in the MCMC Units as a gain.

The Company confirms to the Staff that (1) MCMC Holdings LLC did not pay any cash to the Company to redeem the MCMC Units and (2) in lieu of a cash payment to the Company to redeem the MCMC Units, the Company paid less cash for the acquisition of MCRS Holdings, Inc.

* * * * * * *

Please do not hesitate to call Gary Horowitz at (212) 455-7113 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Daniel Greenspan

Preston Brewer

Mark Brunhofer

Christine Torney

Patriot National, Inc.

Steven M. Mariano

Christopher A. Pesch

Gibson, Dunn & Crutcher LLP

Glenn R. Pollner

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